UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION SEC File No: 000-49687
                  Washington, D.C. 20549 CUSIP No: 16937D 10 5

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X ]Form 10-K   [  ]Form 20-F   [  ]Form 10-Q    [  ]Form 10-D
              [  ]Form N-SAR  [  ]Form N-CSR

For Period Ended: September 30, 2006

  |X|          Transition report on Form 10-K
  |_|          Transition report on Form 20-F
  |_|          Transition report on Form 11-K
  |_|          Transition report on Form 10-Q
  |_|          Transition report on Form N-SAR

For the Transition Period Ended: September 30, 2006
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     Read Instruction (on back page) Before Preparing Form Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________

________________________________________________________________________________

PART 1 -- REGISTRANT INFORMATION
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China Agro Sciences Corp.
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Full Name of Registrant


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Former name if Applicable

101 Xinanyao Street, Jinzhou District
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Address of Principal Executive Office (Street and Number)

Dalian, Liaoning Province, PRC 116100
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        | (a)  The reasons  described in  reasonable  detail in Part III of this
        |      form  could  not be  eliminated  without  unreasonable  effort or
        |      expense;
        | (b) The subject annual report, semi-annual report, transition report | on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|X| | a portion thereof, will be filed on or before the fifteenth | calendar day following the prescribed due date; or the subject | report or transition report on Form 10-Q, or subject distribution | report on Form 10-D, or portion thereof will be filed on or | before the fifth calendar day following the prescribed due date;
        |      and
        | (c)  The  accountant's  statement  or other  exhibit  required by Rule
        |      12b-25(c) has been attached if applicable.



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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Data and other information regarding certain material operations of the Company, as well as its financial statements required for the filing, are not currently available and could not be made available without unreasonable effort and expense.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 John C. Leo      (212)              232-0120
                -------------   ----------      -----------------
                    (Name)      (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X]Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X]Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, reflected the Company's operations as a business development company and only contained minimal operations. As a result of the merger transaction with Dalian Holding Corp., a Florida corporation, on May 1, 2006, the Company terminated its status as a business development company and became a company specializing in the sale and distribution of pesticides and herbicides. Based on this transaction, the Company changed its fiscal year end date to September 30, and the Company's business operations changed materially during the fiscal year ended September 30, 2006, due to the sales of herbicide and pesticide products and the corresponding revenue generated by such sales. The full extent of this increase is not yet known because the financial statements have not been completed.


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                            China Agro Sciences Corp.
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date        December 29, 2006         By     /s/ John C. Leo, Secretary
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
.................................................................................
       Intentional misstatements or omissions of fact constitute Federal
                    Criminal Violations (See 18 U.S.C. 1001)
.................................................................................






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